Contacts:

Lorus Therapeutics Inc. Media Contact:      US Investor Relations

Bruce Rowlands  Eliza Walsh / Amy Banek     Tim Clemensen

Senior Vice President  Mansfield Communications     Rubenstein Investor Relations

(416) 798-1200 ext. 338  (416) 599-0024 / (212) 370-5045   (212) 843-9337

browlands@lorusthera.com eliza@mcipr.com       tim@rir1.com

LORUS ANNOUNCES DISCOVERY OF NOVEL LOW MOLECULAR WEIGHT COMPOUNDS WITH ANTICANCER AND ANTIBACTERIAL ACTIVITY

-Discovery to be announced at BioFinance conference in Toronto-

TSX:  LOR

AMEX: LRP

TORONTO, CANADA, May 12, 2004 – Lorus Therapeutics Inc. (“Lorus”) today announced the discovery of novel low molecular weight compounds with anticancer and antibacterial activity.  The finding comes after three years of research by Lorus scientists through a small molecule discovery program.  Lorus subsequently signed a collaboration agreement with the University of Toronto to provide a further development and delivery strategy for the compounds.

“Given the need for effective anticancer therapeutics and the growing concern over the development of multi-drug resistant bacteria, we are very pleased with the results obtained in this discovery program.  There is great potential value in compounds that have these dual properties, so we intend to aggressively move this program forward,” said Dr. Jim Wright chief executive officer of Lorus.

The development strategy will be partially funded by a grant awarded to Lorus and the University of Toronto from the Natural Sciences and Engineering Research Council of Canada / Collaborative Research and Development (NSERC/CRD), titled “Development of Polymeric Delivery Systems for a Novel Series of Hydrophobic Therapeutic Agents,” and will be performed in collaboration with Dr. Christine Allen, Department of Pharmaceutical Sciences at the University of Toronto.

“The collaboration brings together two groups of scientists with complementary expertise and provides an exciting opportunity for our nanotechnology to be utilized for the delivery of a promising series of highly potent agents,” said Dr. Allen.

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The anti-proliferative properties of the newly discovered compounds were corroborated in an in vitro anticancer screen provided by the DTP (Developmental Therapeutics Program) at the US National Cancer Institute.  The compounds exhibited in vivo activity in animal models of infections, and preliminary evaluation of their in vivo efficacy in a xenograft model of human colon adenocarcinoma showed potent anticancer activity.

Although these compounds exhibit wide spectrum anti-proliferative activity, no apparent acute or chronic toxicity was observed in preliminary animal tests.

The formal research agreement with the University of Toronto to optimize a drug delivery system focuses on the synthesis and characterization of novel structural-based formulations specifically designed for a number of lead compounds identified by Lorus as having anticancer and antibacterial activity.  The collaboration will evaluate the in vivo pharmacokinetics and biodistribution of the formulated compounds as well as efficacy in animal models of human disease.

Results of in vitro and in vivo studies by Lorus scientists support the further development of these compounds as therapeutics for cancer and infectious disease.  Of particular interest were compounds that inhibited the growth of several human tumor cell lines including hepatocellular carcinoma, pancreatic carcinoma, ovarian carcinoma, breast adenocarcinoma and metastatic melanoma.  In addition, these compounds demonstrated activity against multi-drug resistant bacteria, which are responsible for a number of life-threatening infections in hospitalized and immune-compromised individuals.

Lorus to Present at the BioFinance 2004 Conference in Toronto

Lorus also announced that Dr. Aiping Young, chief operating officer of Lorus, will present a corporate overview of Lorus today at 2:30 p.m. at the BioFinance 2004 Conference in Toronto, including an announcement of the new anticancer/antibacterial small molecule technology.  The conference is being held from May 11 – 13, 2004 at the Marriott Eaton Centre Hotel in Toronto, Ontario.

The conference brings together key industry players to consider investment opportunities and issues affecting companies in biotechnology, medical devices, diagnostics and research tools.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights,  commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.